MACK

2115 LINWOOD AVENUE
FORT LEE, NEW JERSEY 07024
TEL: 201-346-5400
FAX: 201-346-5401

March 7, 2006

Board of Directors
Level 8 Systems, Inc.
8000 Regency Parkway, Suite 542
Cary, North Carolina 27511

Gentlemen:

It is with great regret that at this time I must hand in my letter of resignation from the Board of Level 8 Systems, Inc.

This has been a difficult decision for me to make but the time constraints and the fact that these board conference calls are not on a regular calendar puts me in an awkward position to participate on every call, which I sincerely believe is of the utmost importance.

I regret making this decision but I know that I am leaving with the Board in good hands and that decisions will be made correctly.

Very truly yours,



Fredric Mack